EXHIBIT 99.1

Infobird Co., Ltd Receives Notification from Nasdaq for Failure to Timely File Form 20-F

HONG KONG, May 23, 2024 /PRNewswire/ – Infobird Co., Ltd (NASDAQ: IFBD) (“Infobird” or the “Company”), a software-as-a-service provider of AI-powered customer engagement solutions in China, today reports that as of May 16, 2024, it is delinquent in filing its annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”) with the U.S. Securities and Exchange Commission (the “SEC”). The Company previously filed a Form 12b-25 with the SEC on April 29, 2024 for the late filing of the 2023 Form 20-F, pursuant to which the 2023 Form 20-F was due to be filed by May 15, 2024. The Company expects to file the 2023 Form 20-F once the Company’s financial statements for the fiscal year ended December 31, 2023 are finalized.

The Company also reports that on May 20, 2024, it received a notification letter from Nasdaq Listing Qualifications (“Nasdaq”) stating that the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) due to its failure to timely file the 2023 Form 20-F with the SEC.

The Nasdaq notification letter provides the Company 60 calendar days from the date of the notification, or until July 19, 2024, to submit a plan to Nasdaq to regain compliance with the Nasdaq’s continued listing requirements. If the plan is accepted, Nasdaq can grant an exception of up to 180 calendar days, or until November 11, 2024, for the Company to regain compliance. The Company may regain compliance at any time during this 180-day period by filing its 2023 Form 20-F. If Nasdaq does not accept the Company’s compliance plan, the Company will have the opportunity to appeal that decision to a Hearings Panel under Nasdaq Listing Rule 5815(a). The Company intends to provide a plan of compliance to Nasdaq on or before July 19, 2024.

The Nasdaq notification letter has no immediate effect on the listing of the Company’s ordinary shares on the Nasdaq Stock Market. This announcement is made in compliance with Nasdaq Listing Rule 5810(b) which requires prompt disclosure of receipt of a deficiency notification.

About Infobird Co., Ltd

Infobird, headquartered in Hong Kong, is a software-as-a-service provider of innovative AI-powered, or artificial intelligence enabled, customer engagement solutions. For more information, visit Infobird’s website at www.Infobird.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

SOURCE INFOBIRD